Exhibit 99.1

NEWS RELEASE
December 15, 2014
Trading Symbols:
AMM : TSX, AAU : NYSE MKT
www.almadenminerals.com

ALMADEN UPDATES STATUS OF SPIN-OUT OF MINERAL EXPLORATION ASSETS AND ROYALTIES

Almaden Minerals Ltd. (“Almaden" or the "Company"; AMM: TSX; AAU: NYSE MKT) announces that it will be deferring shareholder approval of the spin-out of its early stage exploration projects, royalty interests and certain other non-core assets, which was originally announced in the Company’s October 21, 2014 news release, to the Company’s 2015 annual general meeting (the “AGM”).  The AGM is expected to be held on or about June 2015.  Shareholder approval is being deferred to avoid the expense of an additional shareholders’ meeting and to allow more time for an internal restructuring of the projects, royalty interests and assets to be spun out.  The Company considers the deferral to be a prudent cost saving opportunity given the market conditions while also providing shareholders more time to better understand the corporate reorganisation and its merits before voting. The Company remains committed to the spin-out and does not believe that the deferral of the shareholder vote will place the transaction at risk, although current market conditions are very challenging and have worsened since the original spin-out announcement. The Company will continue to monitor the market while it completes the internal restructuring and will provide updates accordingly.

Under the proposed spin-out, Almaden’s early stage exploration projects, royalty interests and other non-core assets will be transferred to a newly incorporated company (“Spinco”). Almaden's current shareholders will receive shares of Spinco by way of a share exchange, pursuant to which each existing share of Almaden is exchanged for one “new” share of Almaden and 0.6 of a share of Spinco.

Spinco will hold the following key assets:

•	a 2% Net Smelter Return (“NSR”) royalty on the Company’s Tuligtic property in Mexico, which hosts the Company’s Ixtaca gold-silver development project;

•	a 1.5% NSR on the Caballo Blanco gold deposit in Mexico, a development project operated by Goldgroup Mining Inc.;

•	a 2% NSR on the Elk gold deposit in Canada, an advanced exploration project operated by Gold Mountain Mining Corp.;

•	a portfolio of 21 additional NSR royalties on exploration projects in Mexico, Canada and the United States identified through the Company’s past prospect generator activities;

•
a 100% interest in the El Cobre copper-gold porphyry exploration project in Mexico and the Willow copper-gold porphyry exploration project in Nevada, in addition to a portfolio of 20 other exploration projects, many of which are located in eastern Mexico in geological environments similar to the recent Ixtaca and Caballo Blanco discoveries;

•	equity holdings in several publicly-listed companies; and

•	sufficient working capital to satisfy exchange requirements.

The Ixtaca gold/silver project will remain in Almaden.

The spin-out will be effected by way of a plan of arrangement under the Business Corporations Act (British Columbia), and must be approved by the Supreme Court of British Columbia and by the affirmative vote of 66 2/3% of Almaden’s shareholders in attendance at a shareholder’s meeting.  The Company intends to apply for a listing of the shares of Spinco on the TSX Venture Exchange ("TSX-V").  Any such listing will be subject to Spinco fulfilling all of the requirements of the TSX-V.

The spin-out also remains conditional on the approval of final documentation by the Board of Directors of Almaden and approval of the spin-out by the TSX-V.

Additional details of the spin-out transaction will be included in an information circular to be mailed to shareholders of Almaden on or about May 2015 in connection with the Company's AGM.

About Almaden

Almaden is a well-financed mineral exploration company working in North America. The company is actively developing its 100% owned Ixtaca gold-silver deposit in Mexico. The Company has assembled mineral exploration projects in Canada, the United States and Mexico, including the Ixtaca deposit through its past grass roots exploration efforts. Uniquely, the Company has pioneered a new geologic and mineral district in Eastern Mexico through conceptual science-driven exploration. This resulted in the acquisition through staking of a portfolio of early stage exploration properties, each of which represent exiting opportunities for the potential discovery of significant gold, silver and copper deposits as evidenced at Ixtaca. Since going public in 1986, Almaden’s business model has been to find, acquire and develop mineral projects in partnership with other mining enterprises with a willingness to fund tenure payments and exploration expenditures, which limits Almaden’s share dilution. The Company has expanded this business model, described by some as prospect generation, by more aggressively advancing and developing its projects towards production, including the Ixtaca deposit.

On Behalf of the Board of Directors

“Morgan Poliquin”
Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE MKT have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, include but are not limited to, statements with respect to completion of the proposed strategic reorganization, the availability of working capital for both Almaden and Spinco, obtaining shareholder, court and TSX approval of the proposed strategic reorganization, the listing of Spinco shares on the TSX-V, and the timing for mailing of an information circular, holding Almaden’s AGM and completing the proposed strategic reorganization.  These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden or Spinco to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risk of the Company not obtaining court, shareholder or stock exchange approval to proceed with the proposed strategic reorganization, the risk of unexpected tax consequences to the proposed strategic reorganization, the risk of unanticipated material expenditures required by the Company prior to completion of the proposed strategic reorganization, risks of the market valuing Almaden and Spinco in a manner not anticipated by the Company, risks related to international operations and joint ventures, the actual results of current exploration activities, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.